Oncolytics Announces the Anal Cancer Cohort of the GOBLET Phase 1/2 Study of Pelareorep and Atezolizumab Has Met the Success Criteria for Efficacy

Pelareorep-atezolizumab combination data exceeds historical control trials with a 37.5% objective response rate, including a complete response

SAN DIEGO, CA, and CALGARY, AB, November 9, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY, Oncolytics) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the presentation of positive, interim results from the Phase 1/2 GOBLET study evaluating the combination of pelareorep and atezolizumab in second-line patients with unresectable squamous cell carcinoma of the anal canal (SCCA) by Dirk Arnold, M.D., Ph.D., Director of Asklepios Tumorzentrum Hamburg, and primary investigator of the GOBLET trial, in an oral presentation at the 2nd International Multidisciplinary Anal Cancer Conference (IMACC) 2023, taking place in Rome, Italy.

“The positive interim data from the anal cancer cohort of the Phase 2 GOBLET study presented today at the IMACC meeting is very exciting for our company and the potential of pelareorep in gastrointestinal cancers. These results met the pre-specified success criteria for the cohort and exceeded the results from historical controls in similar patient populations1-7,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “I am especially pleased to note that this is the third indication from the GOBLET study in a row to meet its success criteria and the fourth indication combining pelareorep and atezolizumab to present positive data, further validating the potential clinical benefit of this combination and opening the door to another potential registrational pathway for pelareorep. Furthermore, we’ve seen another complete response in an indication where checkpoint inhibitor therapy alone has had limited success historically, which bodes well for the potential of pelareorep to work synergistically with multiple immunotherapies in multiple tumor types.”

Dr. Arnold commented, “Current treatment options for SCCA are poor, with no defined standard of care for patients who have progressed after first-line therapy. Oncolytics is developing a solid compendium of clinical data showing consistent positive results from the combination of pelareorep and the checkpoint inhibitor atezolizumab. We are particularly pleased by the promising data presented today because they show that pelareorep may have the potential to offer the hope of a new, effective treatment option for patients with advanced SCCA.”

Summary of Interim Data and Findings from the SCCA Arm of the Phase 1/2 GOBLET Study:

Tumor Responses: Interim Objective Response Rate (ORR) of 37.5% based on one patient with a complete response (ongoing at 12 months) and two patients with a partial response (one at week 8, one ongoing at week 16)

Safety: No safety signal has been observed, consistent with previously reported cohorts from the GOBLET study

“We are very pleased by the positive data from patients with SCCA presented at IMACC. These results, which demonstrate an almost a 3X improvement compared to data from like studies evaluating checkpoint inhibitors in patients with more than one prior line of therapy1-7, provide further support for pelareorep’s ability to generate an effective immune response and improve objective response rates,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “These data, coupled with the positive data for pancreatic and colorectal cancer, will be instrumental in defining and prioritizing the registrational pathway for pelareorep in gastrointestinal cancers.”

GOBLET Study SCCA Patient Overview:
Patients in the SCCA cohort, presented at IMACC 2023, are undergoing second-line (2L) or later treatment with a combination of pelareorep and atezolizumab. Ten patients are to be enrolled in the first stage of the study, 8 patients were evaluable based on an October 23, 2023 data cut-off date. Two or more responses out of the first ten enrolled patients are required to satisfy the Simon two-stage success criteria.

References
1.Ott et al Annal Oncology (2017)/NCT02054806
2.Morris et al, The Lancet (2017)/NCT02314169

3.Lao et al Annal Oncology (2020)/NCT03597295
4.Marabelle et al Lancet Oncology (2022)/NCT02628067
5.Sara Lonardi (2021) J. Immu Cancer/NCT03944252
6.Kim et al, BMC Cancer.2020 Apr 25;20(1):352.
7.Sheela Rao (Frontier Oncol) 2022

Presentation Information
The poster, titled “GOBLET: A phase 1/2 multiple indication study in advanced gastrointestinal cancers treated with pelareorep and atezolizumab – preliminary safety and efficacy results in second-line or later unresectable anal carcinoma” was presented earlier today at IMACC and a copy of the poster can be found on the GOBLET media page of the Oncolytics website by clicking here.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients (n=12);

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential, mechanism of action, and benefits of pelareorep as a cancer therapeutic; our stated goals and objectives; and our plans to advance towards a registrational study in metastatic breast cancer and pancreatic cancer. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com